Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: May 18, 2026

The following is a presentation relating to the pending acquisition of Jetro Restaurant Depot by Sysco Corporation that was given to certain investors on May 18, 2026.

May 18, 2026 Restaurant Depot Acquisition Investor Event

Forward - Looking Statements 2 This presentation contains “forward - looking statements” within the meaning of the federal securities laws, including Section 27 A of the Securities Act of 1933 , as amended (the “Securities Act”) and Section 21 E of the Securities Exchange Act of 1934 , as amended . Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward - looking statements . Forward - looking statements are not historical facts . They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco and its consolidated subsidiaries . Forward - looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth and other statements that are not historical facts . All such forward - looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward - looking statements . Key factors that could cause actual results to differ materially include, but are not limited to : the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement ; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated ; the risk of other delays in closing the transaction ; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period ; unforeseen or unknown liabilities ; Sysco’s ability to raise debt on favorable terms or at all ; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations ; credit ratings decline of the combined company following the proposed transaction ; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc . , Sysco or their directors ; risks related to difficulties, inabilities or delays in integrating the parties’ businesses ; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco ; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally ; certain restrictions during the pendency of the transaction that may impact Sysco’s and Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions ; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs ; risks related to Sysco’s business initiatives ; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally ; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long - term strategic objectives ; risk of interruption of supplies and increase in product costs ; risks related to changes in consumer eating habits ; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims . Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward - looking statements . Therefore, you should not place undue reliance on any of the forward - looking statements contained herein . For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q, and other filings with the U . S . Securities and Exchange Commission (the “SEC”) . Any forward - looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward - looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law . This presentation includes certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), such as EBITDA, Adjusted EBITDA, Net Debt, Free Cash Flow, Free Cash Flow Conversion, and Operating Income Adjusted for Certain Items, that Sysco believes provide important perspective with respect to underlying business trends . Non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results . Non - GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year - over - year basis . Non - GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures . The reasons for which management relies on non - GAAP measures, their definitions and reconciliations of historical non - GAAP financial measures to the nearest corresponding GAAP financial measure are included in slides 28 through 38 of this presentation . IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed transaction, Sysco will cause New Slider Holdco, Inc . to file with the SEC a registration statement on Form S - 4 that will include a prospectus of New Slider Holdco, Inc . (the “prospectus”) . BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors . sysco . com . NO OFFER OR SOLICITATION This presentation is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act .

Brandon Sewell INTERIM CHIEF FINANCIAL OFFICER Previously CFO of Sysco’s U.S. Business 12 YEARS @ SYSCO Kevin Hourican CHAIR OF THE BOARD AND CHIEF EXECUTIVE OFFICER 6 YEARS @ SYSCO 25 YEARS IN RETAIL Today’s Presenters 3 Stanley Fleishman Richard Kirschner CHIEF EXECUTIVE OFFICER JETRO RESTAURANT DEPOT 34 YEARS @ JRD Peter Claro CHIEF OPERATING OFFICER JETRO RESTAURANT DEPOT 32 YEARS @ JRD EXECUTIVE CHAIRMAN JETRO RESTAURANT DEPOT 40 YEARS @ JRD

Sysco: Leadership Delivering Operations and Plan 4 Greg Keller SVP – National Sales + Specialty 30+ Years Experience 26 Years Experience at Sysco Stephen Higgs SVP – US Broadline 30+ Years at Sysco Brenna Garett SVP – Chief Commercial Officer 25+ Years Experience 4 Years Experience at Sysco Chris Jasper SVP – International Americas 30+ Years at Sysco Peter Jackson SVP – Europe 30+ Years Experience 8 Years Experience at Sysco Ryan Rumbarger SVP – Integration Management Office 25+ Years Experience 4 Years Experience at Sysco United States Team International Team

Combined Company Will Grow Faster, Be More Profitable, and Return More Value to Shareholders Than a Stand-Alone Sysco

Creating a Preeminent Multi-Channel Foodservice Distribution Platform

#1 Foodservice Distributor — Sysco

+

#1 Cash & Carry Operator — Restaurant Depot

Local Revenue Increase	1.5x+
Customer Value Proposition	↑
Future Geographic Expansion	125+ New Locations[1]

Delivering Significantly Enhanced Financial Profile[2]

Greater Scale



Revenue
~20%
Sysco
Pro Forma
Adj. EBITDA[3]
~45%
Sysco
Pro Forma
FCF[3,4]
~55%
Sysco
Pro Forma

Step Up in Adj. EBITDA Margins[3]



5.2%
Sysco
13.0%
Restaurant Depot
6.7%[5]
Pro Forma

Higher FCF Conversion[6]

80%+ Sysco *Combined with* 90%+ Restaurant Depot ▶ 85%+ *Pro Forma*

Unlocking Meaningful Value Creation

Mid to High Single Digit
Year 1 Adj. EPS Accretion[7]

Low to Mid-Teens
Year 2 Adj. EPS Accretion[7]

>$2 Billion
Additional Longer-Term Annual FCF

Sysco

Source: Investor Presentation from 3/30/26 [1] Over at least the next two decades in the U.S. [2] Based on Dec-25 LTM financials. [3] See Non-GAAP reconciliations in the appendix of this presentation. [4] Free Cash Flow defined as Adj. EBITDA – Capex. [5] Includes $250M annualized net cost synergies. [6] FCF Conversion defined as Free Cash Flow divided by Adj. EBITDA. [7] Does not include transaction-related D&A.

5

Restaurant Depot is the Leader in U.S. Wholesale Cash & Carry – a Large and Growing Channel

#1 U.S. Cash & Carry Wholesaler to Restaurants and Small Businesses

Unique value proposition to small businesses as a low-cost provider with a wide assortment of high-quality, foodservice products

Whitestone, NY	~10,000	~$16B	~$2.1B	~$1.9B	90%+
Headquarters	Employees	2025 Revenue	2025 Adj. EBITDA	Free Cash Flow[1]	FCF Conversion[2]

Highly Diversified Customer Base

2025 Sales Mix Breakdown by Customer



All Other[3] 20%
Local Restaurants / Caterers 57%
Other Foodservice 6%
Jobbers 8%
Grocery 10%

Large Store Footprint and Local Customer Base

167
Total Locations

~725K
Local Customers

Track Record of Consistent Growth

Revenue growth in **28 of the last 30 years**

Adj. EBITDA growth in **30 of the last 30 years**

Sysco

Source: Investor Presentation from 3/30/26 Note: Dec-FYE financials. [1] Free Cash Flow calculated as Adj. EBITDA - Capex. [2] Calculated as Free Cash Flow / Adj. EBITDA. [3] Reflects miscellaneous and retail customers, such as temporary IDs, street vendors, donut and bagel shops, ice cream shops, tax exempt institutions, home businesses, retail distributors and concessions.

6

Cash & Carry Historically Grows Faster Than Total Foodservice

Restaurant Depot is the leader in the $60-$70B growing B2B Cash & Carry channel

Cash & Carry[1] Channel Breakdown, U.S. Revenue


~$380B
$60-70B
Cash & Carry
$60-70B
Rest of
Foodservice
$310-320B
Restaurant
Depot
~$16B
Club Stores
~$20-25B
Small/Indy
C&C
~$10-15B
Others
~$10-15B
Foodservice
Cash & Carry

Channel Growth, 2019-2025 Sales CAGR


~4%
~4%
~5%
Total Foodservice
Broadline
Cash & Carry

Source: Third-party consulting market study, Technomic channel report. Note: [1] Includes all foodservice relevant spend at C&C locations, club stores, retail establishments, and e-commerce.

The Cash & Carry Advantages

- **Resilient business model with structurally lower cost to serve**, supporting stable demand across economic cycles
- **Purpose-built to serve small restaurants**, particularly independent operators with frequent, flexible replenishment needs
- **Complementary to broadline foodservice distribution,** addressing distinct use cases not efficiently served by delivery-based models

7

Supported by talented and committed bench of next generation leaders across regions and functional areas Joining Sysco’s Board of Directors 8 Paul Mulrooney COO – Midwest 10+ Years Experience (former Sysco) Andres Cubero CIO 30+ Years Experience Ruben Vogel COO – West 30+ Years Experience Clark Pager EVP – Procurement 35+ Years Experience Larry Cohen EVP – Real Estate 30+ Years Experience Stanley Fleishman Executive Chairman 40 Years Experience Richard Kirschner CEO 30+ Years Experience Sir Bradley Fried Former Chair of the Court of Directors of the Bank of England Brian Emmert CFO 25+ Years Experience Peter Claro COO – East 30+ Years Experience Restaurant Depot: Highly Experienced Leadership Team

~$2 ~$16 6% 13% 5 7 9 11 13 15 17 19 0 2 4 6 8 10 12 14 16 18 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Revenue ($B) Adj. EBITDA Margin Deflation COVID Global Financial Crisis Restaurant Depot: Consistent and Profitable Growth Over the Last Two Decades Note: Dec - FYE 2025 financials. 1 Same Store Sales growth based on stores open longer than 18 months. Restaurant Depot has a resilient business model that performs well throughout economic cycles Restaurant Depot Historical Performance Over Time ($B) 9 Same Store Sales 1 Average Growth: +7% 2004 - 2025 Revenue CAGR: +9% 2004 - 2025 Adj. EBITDA CAGR: +14% 2004 - 2025

Restaurant Depot’s Winning Formula • Savings: Low prices driven by lower cost to serve • Service: No delivery minimums and product available on demand • One Stop Shopping: wide selection of commercial pack size assortment tailored to restaurant customers across all cuisine types • Free membership drives loyalty and rich insights on customer spending Restaurant Depot: Efficient Store Layout with Comprehensive Product Selection 10 Savings, Selection & Service – 7 Days a Week!

Restaurant Depot Stores Are Purpose Built to Serve Local Restaurateurs 11

Store Layout 12 Purpose Built to Serve Premium meat cuts & specs; Produce & protein dating labels Seafood received daily; Open, fresh fish market experience Dynamic digital shelf labelling; Broad assortment; private label range Unit pricing transparency, case - pack economics ; Customer counts, trends , partnerships Freshness & rotation QA ; ‘Zero tolerance’ inventory control 12 PRODUCE PROTEIN SEAFOOD GROCERY CHECKOUT Purpose Built to Serve Restaurant Depot Maspeth, Queens • Opened in 2005 • 4 miles from Midtown • A top 5 store within the JRD portfolio • Featuring 5,000 + SKUs • Staffed by 140 colleagues • 115k sq ft store on 9 acres of land

Efficient " Fit for Purpose " B2B Experience for Customers 13 Full pallet product facings Consistent products, predictably placed Large pack sizes with options for smaller quantities Walk - in cooler and freezer

Tailored to the Needs of Foodservice Customers 14 Fresh fish and seafood for foodservice operators Electronic shelf tags High and wide aisles Convenient Click and Collect Available

Investor Feedback and Questions Have Focused Upon the Following Topics Since Deal Announcement 15 Deleverage Plan Capital Expenditures Margin Profile Better Together Synergies Restaurant Depot's Future Store Growth

Strong Commitment to Rapid Deleveraging 16 2.9x 2.8x 4.5x 3.5x 2.75x 0x 1x 2x 3x 4x 5x Q2 2026 Q3 2026 At Close (Est.) Year 2E Post-close LT Target Net Debt to Adjusted EBITDA 1 Leverage Trajectory • Committed to ~1.0x net leverage reduction within 24 months post - close • Sizeable EBITDA cushion; $250M in net cost synergies fully ramping in year 3 • Glidepath back to 2.75x target • Opportunity to accelerate debt reduction via working capital, additional cost out • No large - scale M&A until target leverage achieved • >$2B of additional annual FCF by year four supporting incremental share repurchase, dividend, M&A 1 See Non - GAAP reconciliations at the end of the presentation. 16

Restaurant Depot Delivers Industry Leading EBITDA Margins



$15
$15
$16
13%
13%
13%
FY23
FY24
FY25 1
Revenue in bil.
Adj. EBITDA Margin

Restaurant Depot's 13% operating margin is sustainable and defensible.

- **Efficient inbound supply chain** with lowest net landed cost.
- **Lower SG&A** as the customer handles selection, delivery, fuel cost, and no sales commissions are incurred.
- **Operating margin** profile **in-line with Sysco's** small, independent customers.

Source: Company filings. Note: Figures presented on Dec-2025 LTM basis or closest reported period. Note: [1] See Non-GAAP reconciliations in the appendix of this presentation.

Sysco
17

Restaurant Depot's Leadership Prudently Deploys Capital To Support New Store Growth & Maintain Existing Fleet Of Doors

- Restaurant Depot's capital deployment strategy:
  - Open **~5 – 6 new stores per year**
  - Maintain current store fleet (buildings, cooling equipment)
  - SYY diligence process included a **detailed store assessment** confirming quality of store assets

- Historical capital investment delivers **industry leading ROIC** and **sustainable volume growth** at existing locations

- Restaurant Depot is a 'no frills' shopping environment that is **purpose-built** for the B2B restaurant customer

- Over time, we can **pilot select investments** to measure sales lift (e.g., technology, store design ideas)

Three Year Average Capex as % of Sales


0.9%

Sysco
18

Differentiated Real Estate Strategy • High - value real estate with first - to - market , strategic advantage in dense urban environments • 130 owned stores representing ~80% of store footprint • Strategically located stores to facilitate convenient and efficient customer access , driving greater share of wallet High Confidence in Opening 125+ Net New Locations 1 Over at least the next two decades in the U.S. Restaurant Depot Locations In - House Logistics Facilities 100% of mature stores are profitable 125+ new locations 1 whitespace Overview of Real Estate Footprint 19

Opportunity to exceed the $250 Million included in accretion figures Significant growth opportunities represent incremental upside potential Purchasing Synergies JRD Store Growth Enhanced Fulfillment Models Better Selling Loyalty Broader Assortment, Greater Value "Better Together" Has Potential to Deliver Meaningful Upside to the $250 Million in Communicated Synergies 20

• One location, owner operated • <$35,000 in spend monthly • Primarily shops at Restaurant Depot • Buys pre - cut produce and portion cut steaks from regional Specialty distributor today • Restaurant Depot gains access to pre - cut produce and portion cut steaks via Sysco • Restaurant Depot wins produce and protein business • Digital marketing program encourages repeat spend of new items at Restaurant Depot and Sysco Broader Assortment, Greater Value Loyalty Sysco + J RD = Better Together Customer profile Example Growth Opportunity: Expanded Assortment at Restaurant Depot Stores 21

Example Growth Opportunity: Better Serving A Local Multi-Unit Restaurant Customer

Customer profile


TAQUERIA
VIDA
GOURMET TACOS

- <10 locations, each with their own store manager
- Primarily buys from Sysco with weekly deliveries
- >$250,000 in spend monthly
- Uses Regional Broadliner for Hispanic items
- Goes to Restaurant Depot to fill in when runs out of stock on items between deliveries

Sysco + JRD = Better Together

Enhanced Fulfillment Models

- Customer has access to same day delivery or click and collect for 'need it now' products. Ordered through Sysco website, fulfilled from Restaurant Depot store location

Broader Assortment, Greater Value

- Sysco gains access to the Hispanic assortment from Restaurant Depot
- Sysco wins business from Regional Broadliner

Loyalty

- Customer receives credit for all spend at Restaurant Depot and Sysco
- Digital marketing to drive loyalty on new Sysco Hispanic items
- Sysco sales consultant supports customer with culinary development

Sysco

22

• Customer can pay on credit at both Restaurant Depot and Sysco • Sysco able to provide national HQ more detail about total spend and basket across all channels by location • Sysco account rep engages locations about potential for Restaurant Depot for any fill in • Customer with a Sysco Broadline and Specialty contract across ~220 locations • Sysco is the primary supplier • Cheesecake Factory now able to get same day delivery or pick up products if supply runs out on items stocked by Sysco Loyalty Loyalty Enhanced Fulfillment Models Better Selling 23 Example Growth Opportunity: Better Serving A National Customer Sysco + J RD = Better Together Customer profile

Independent Multi - Region Operator Multi - Unit Operator • Cash and Carry locations perfect for micro - independent unable to reach delivery minimums • Delivery via Broadline and Specialty to serve small independent and multi - unit • Broadline and Specialty to service the unique needs of the largest multi - region operators • Fill - in support for all via Cash and Carry and new fulfillment options • Loyalty and cuisine development programs fit for unique customer stages Micro - Independent Loyalty Program 24 Serving Customers at Every Stage and Rewarding Loyalt y Throughout the Journey

Better Together: Grow Faster, Step Up Profitability, and Return More Capital

1.5x Local Revenue: Sysco's most profitable U.S. foodservice business



~20%
~45%
~55%
Revenue
Adjusted EBITDA[1]
FCF[1,2]
Sysco
Pro Forma

Compelling Value Creation Opportunities

- Increased **local revenue**
- **Enhanced operating margins**
- Significantly **accelerated total shareholder return**
- Significantly **stronger free cash flow** generation

Sysco

Note: Based on Dec-25 LTM financials. [1] See Non-GAAP reconciliations in the appendix of this presentation. [2] Free Cash Flow defined as Adj. EBITDA – Capex.

25

26

NON - GAAP RECONCILIATIONS 27

The discussion of our results includes certain non - GAAP financial measures, including EBITDA and adjusted EBITDA, that we believe provide important perspective with respect to underlying business trends . Other than EBITDA and free cash flow, any non - GAAP financial measures will be denoted as adjusted measures to remove (1) restructuring charges ; (2) expenses associated with our various transformation initiatives ; (3) severance charges ; and (4) acquisition - related costs consisting of : (a) intangible amortization expense and (b) acquisition costs and due diligence costs related to our acquisitions . Adjustments provided herein for fiscal 2026 results of operations also remove the impact of a charge associated with a legal matter . No similar charge was applicable in fiscal 2025 . Adjustments provided herein for fiscal 2025 results of operations also remove the impact of a goodwill impairment charge . Management believes that adjusting its operating expenses, operating income, operating margin, net earnings and diluted earnings per share to remove these Certain Items and presenting its results on a constant currency basis provides an important perspective with respect to our underlying business trends and results . It provides meaningful supplemental information to both management and investors that (1) is indicative of the performance of the company’s underlying operations and (2) facilitates comparisons on a year - over - year basis . Sysco has a history of growth through acquisitions and excludes from its non - GAAP financial measures the impact of acquisition - related intangible amortization, acquisition costs and due - diligence costs for those acquisitions . We believe this approach significantly enhances the comparability of Sysco’s results . Set forth below is a reconciliation of sales, operating income, and net earnings to adjusted results for these measures for the periods presented . Illustrative pro forma results are included, which show the impact of the combination of Sysco and Restaurant Depot, of which some metrics are Non - GAAP metrics . We believe these provide an important perspective related to underlying and potential pro forma business trends on the proposed combined organization . These pro forma metrics are produced using the same basis of adjustments, where applicable, for Sysco Corporation and Restaurant Depot . Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Impact of Certain Items 28

Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) EBITDA represents net earnings (loss) plus ( i ) interest expense, (ii) income tax expense and benefit, (iii) depreciation and (iv) amortization . The net earnings (loss) component of our EBITDA calculation is impacted by Certain Items that we do not consider representative of our underlying performance . As a result, in the non - GAAP reconciliations below for each period presented, adjusted EBITDA is computed as EBITDA plus the impact of Certain Items, excluding certain items related to interest expense, income taxes, depreciation and amortization . Sysco's management considers growth in this metric to be a measure of overall financial performance that provides useful information to management and investors about the profitability of the business, as it facilitates comparison of performance on a consistent basis from period to period by providing a measurement of recurring factors and trends affecting our business . Additionally, it is a commonly used component metric used to inform on capital structure decisions . Adjusted EBITDA should not be used as a substitute for the most comparable GAAP financial measure in assessing the company’s financial performance for the periods presented . An analysis of any non - GAAP financial measure should be used in conjunction with results presented in accordance with GAAP . In the tables that follow, adjusted EBITDA for each period presented is reconciled to net earnings . 29

Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Net Debt to Adjusted EBITDA (Dollars in Millions) Net Debt to Adjusted EBITDA is a non - GAAP financial measure frequently used by investors and credit rating agencies . It is an important measure used by management to evaluate our access to liquidity, and we believe it is a representation of our financial strength . Our Net Debt to Adjusted EBITDA ratio is calculated using a numerator of our debt minus cash and cash equivalents, divided by the sum of the most recent four quarters of Adjusted EBITDA . In the table that follows, we have provided the calculation of our debt and net debt as a ratio of Adjusted EBITDA . March 28, 2026 Current maturities of long-term debt $ 1,190 Long-term debt 12,818 Total Debt (GAAP) 14,008 Cash & Cash Equivalents (1,900) Net Debt (Non-GAAP) $ 12,108 Net Earnings for the previous 12 months (GAAP) $ 1,736 Adjusted EBITDA for the previous 12 months (Non-GAAP) (1) $ 4,327 Total Debt/Net Earnings Ratio (GAAP) 8.07 Total Debt/Adjusted EBITDA Ratio (Non-GAAP) 3.24 Net Debt/Adjusted EBITDA Ratio (Non-GAAP) 2.80 (1) Refer to Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (Trailing Twelve Months) Non-GAAP Reconciliation. 30

Sysco Corporation and its Consolidated Subsidiaries
Non-GAAP Reconciliation (Unaudited)
Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (Trailing Twelve Months)
(Dollars in Millions)

	13-Week Period Ended Mar. 28, 2026	13-Week Period Ended Dec. 27, 2025	13-Week Period Ended Sep. 27, 2025	13-Week Period Ended Jun. 28, 2025	Total
Net earnings (GAAP)	$ 340	$ 389	$ 476	$ 531	$ 1,736
Interest (GAAP)	168	173	172	166	679
Income taxes (GAAP)	105	121	124	186	536
Depreciation and amortization (GAAP)	251	240	233	234	958
EBITDA (Non-GAAP)	$ 864	$ 923	$ 1,005	$ 1,117	$ 3,909
Certain Item adjustments:					
Impact of restructuring, transformational project, and other costs (1)	93	55	54	74	276
Impact of acquisition-related costs (2)	13	23	11	3	50
Impact of goodwill impairment	-	-	-	92	92
EBITDA adjusted for Certain Items (Non-GAAP) (3)	$ 970	$ 1,001	$ 1,070	$ 1,286	$ 4,327

(1) Includes charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of supply chain transformation costs and changes to our business technology strategy, excluding charges related to accelerated depreciation. In addition, the 13-week period ended Mar. 28, 2026 includes charges associated with a legal matter.

(2) Includes acquisition and due diligence costs.

(3) In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $6 million or non-cash stock compensation expense of $31 million in Q3 fiscal 2026, interest income of $5 million or non-cash stock compensation expense of $33 million in Q2 fiscal 2026, interest income of $6 million or non-cash stock compensation expense of $31 million in Q1 fiscal 2026, and interest income of $8 million or non-cash stock compensation expense of $19 million in Q4 fiscal 2025.

31

Sysco

Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Net Debt to Adjusted EBITDA (Dollars in Millions) Net Debt to Adjusted EBITDA is a non - GAAP financial measure frequently used by investors and credit rating agencies . It is an important measure used by management to evaluate our access to liquidity, and we believe it is a representation of our financial strength . Our Net Debt to Adjusted EBITDA ratio is calculated using a numerator of our debt minus cash and cash equivalents, divided by the sum of the most recent four quarters of Adjusted EBITDA . In the table that follows, we have provided the calculation of our debt and net debt as a ratio of Adjusted EBITDA . December 27, 2025 Current maturities of long-term debt $ 1,150 Long-term debt 12,440 Total Debt (GAAP) 13,590 Cash & Cash Equivalents (1,222) Net Debt (Non-GAAP) $ 12,368 Net Earnings for the previous 12 months (GAAP) $ 1,797 Adjusted EBITDA for the previous 12 months (Non-GAAP) (1) $ 4,326 Total Debt/Net Earnings Ratio (GAAP) 7.56 Total Debt/Adjusted EBITDA Ratio (Non-GAAP) 3.14 Net Debt/Adjusted EBITDA Ratio (Non-GAAP) 2.86 (1) Refer to Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (Trailing Twelve Months) Non-GAAP Reconciliation 32

Sysco Corporation and its Consolidated Subsidiaries
Non-GAAP Reconciliation (Unaudited)
Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (Trailing Twelve Months)
(Dollars in Millions)

	13-Week Period Ended Dec. 27, 2025	13-Week Period Ended Sep. 27, 2025	13-Week Period Ended Jun. 28, 2025	13-Week Period Ended Mar. 29, 2025	Total
Net earnings (GAAP)	$ 389	$ 476	$ 531	$ 401	$ 1,797
Interest (GAAP)	173	172	166	149	660
Income taxes (GAAP)	121	124	186	122	553
Depreciation and amortization (GAAP)	240	233	234	238	945
EBITDA (Non-GAAP)	$ 923	$ 1,005	$ 1,117	$ 910	$ 3,955
Certain Item adjustments:					
Impact of restructuring and transformational project costs (1)	55	54	74	49	232
Impact of acquisition-related costs (2)	23	11	3	10	47
Impact of goodwill impairment	-	-	92	-	92
EBITDA adjusted for Certain Items (Non-GAAP) (3)	$ 1,001	$ 1,070	$ 1,286	$ 969	$ 4,326

(1) Includes charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of supply chain transformation costs and changes to our business technology strategy, excluding charges related to accelerated depreciation.

(2) Includes acquisition and due diligence costs.

(3) In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $5 million or non-cash stock compensation expense of $33 million in Q2 fiscal 2026, interest income of $6 million or non-cash stock compensation expense of $31 million in Q1 fiscal 2026, interest income of $8 million or non-cash stock compensation expense of $19 million in Q4 fiscal 2025, and interest income of $7 million or non-cash stock compensation expense of $15 million in Q3 fiscal 2025.

33

Sysco

Net Debt to Adjusted EBITDA Leverage Ratio Targets We expect to target our net debt to adjusted EBITDA leverage ratio forecast in fiscal 2026 . We cannot predict with certainty when we will achieve these results or whether the calculation of our EBITDA will be on an adjusted basis in future periods to exclude the effect of certain items . Due to these uncertainties, we cannot provide a quantitative reconciliation of these potentially non - GAAP measures to the most directly comparable GAAP measure without unreasonable effort . However, we expect to calculate these adjusted results, if applicable, in the same manner as the reconciliations provided for the historical periods that are presented herein . Form of calculation: Current maturities of long-term debt Long term debt Total Debt (GAAP) Less cash and cash equivalents Net Debt (Non-GAAP) Net earnings (GAAP) Interest (GAAP) Income taxes (GAAP) Depreciation and amortization (GAAP) EBITDA (Non-GAAP) Certain Item adjustments: Impact of restructuring and transformational project costs Impact of acquisition-related intangible amortization EBITDA adjusted for Certain Items (Non-GAAP) Total Debt to Net Earnings Ratio (GAAP) Total Debt to Adjusted EBITDA Ratio (Non-GAAP) Net Debt to Adjusted EBITDA Ratio (Non-GAAP) 34

Projected Adjusted EBITDA Guidance Adjusted EBITDA is a non - GAAP financial measure ; however, we cannot predict with certainty the particular certain items that would be excluded from the calculation of this measure for future periods . Due to these uncertainties, we cannot provide a quantitative reconciliation of this non - GAAP financial measure to the most directly comparable GAAP financial measure without unreasonable effort . However, we expect to calculate adjusted EBITDA for future periods in the same manner as the reconciliations provided for the historical periods herein . 35

Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Impact of Certain Items on Earnings Before Interest, Taxes, Depreciation and Amortization (Trailing Twelve Months) (Dollars in Millions) 36

Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Adjusted EBITDA to Free Cash Flow Conversion (Trailing Twelve Months Ended December 27, 2025, Dollars in Millions) EBITDA represents net earnings (loss) plus ( i ) interest expense, (ii) income tax expense and benefit, (iii) depreciation and (iv) amortization . The net earnings (loss) component of our EBITDA calculation is impacted by Certain Items that we do not consider representative of our underlying performance . As a result, in the non - GAAP reconciliations below for each period presented, Adjusted EBITDA is computed as EBITDA plus the impact of Certain Items, excluding certain items related to interest expense, income taxes, depreciation and amortization . In the below reconciliation, Free Cash Flow is calculated by using Adjusted EBITDA, less purchases of plant and equipment, and adding in proceeds from sales of plant and equipment . Our Adjusted EBITDA to Free Cash Flow Conversion is calculated using a numerator of Free Cash Flow divided by EBITDA Adjusted for Certain Items . In the table that follows, we have provided the calculation of Adjusted EBITDA to Free Cash Flow Conversion . 13-WeekPeriod Ended Mar. 29, 2025 13-WeekPeriod Ended Jun. 28, 2025 13-WeekPeriod Ended Sep. 27, 2025 13-WeekPeriod Ended Dec. 27, 2025 52- WeekPeriod Ended Dec. 27, 2025 Sales (GAAP) $ 19,598 $ 21,138 $ 21,148 $ 20,762 $ 82,646 Operating Income (GAAP) $ 681 $ 889 $ 800 $ 692 $ 3,062 Net earnings (GAAP) $ 401 $ 531 $ 476 $ 389 $ 1,797 Interest (GAAP) 149 166 172 173 660 Income taxes (GAAP) 122 186 124 121 553 Depreciation and amortization (GAAP) 238 234 233 240 945 EBITDA (Non-GAAP) $ 910 $ 1,117 $ 1,005 $ 923 $ 3,955 Certain Item adjustments: Impact of restructuring and transformational project costs (1) $ 49 $ 74 $ 54 $ 55 $ 232 Impact of acquisition-related costs 10 3 11 23 47 Impact of goodwill impairment - 92 - - 92 EBITDA adjusted for Certain Items (Non-GAAP) (2) $ 969 $ 1,286 $ 1,070 $ 1,001 $ 4,326 Other expense (income), net 9 6 28 9 52 Depreciation and amortization, as adjusted (Non-GAAP) (3) (205) (197) (200) (203) (805) Operating income adjusted for Certain Items (Non-GAAP) $ 773 $ 1,095 $ 898 $ 807 $ 3,573 Operating margin (GAAP) 3.5% 4.2% 3.8% 3.3% 3.7% EBITDA margin adjusted for Certain Items (Non-GAAP) 4.9% 6.1% 5.1% 4.8% 5.2% Additions to plant and equipment $ (199) $ (374) $ (160) $ (140) $ (873) Proceeds from sales of plant and equipment 3 45 24 78 150 Capex (Non-GAAP) $ (196) $ (329) $ (136) $ (62) $ (723) Free Cash Flow (Adj. EBITDA minus Capex, Non-GAAP) $ 773 $ 957 $ 934 $ 939 $ 3,603 Free Cash Flow Conversion (Free Cash Flow divided by Adj. EBITDA, Non-GAAP) 79.8% 74.4% 87.3% 93.8% 83.3% (1) Fiscal 2026 and fiscal 2025 include charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of supply chain transformation costs and changes to our business technology strategy, excluding charges related to accelerated depreciation. (2) In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $5 million or non-cash stock compensation expense of $33 million in Q2 fiscal 2026, interest income of $6 million or non-cash stock compensation expense of $31 million in Q1 fiscal 2026, interest income of $8 million or non-cash stock compensation expense of $19 million in Q4 fiscal 2025, and interest income of $7 million or non-cash stock compensation expense of $15 million in Q3 fiscal 2025. (3) Q2 fiscal 2026 includes $240 million in GAAP depreciation and amortization expense, less $37 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q1 fiscal 2026 includes $233 million in GAAP depreciation and amortization expense, less $33 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q4 fiscal 2025 includes $234 million in GAAP depreciation and amortization expense, less $37 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q3 fiscal 2025 includes $238 million in GAAP depreciation and amortization expense, less $33 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. 37

Sysco Corporation and its Consolidated Subsidiaries Non - GAAP Reconciliation (Unaudited) Adjusted EBITDA to Free Cash Flow Conversion, Continued (Trailing Twelve Months Ended December 27, 2025, Dollars in Millions) 13-WeekPeriod Ended Mar. 29, 2025 13-WeekPeriod Ended Jun. 28, 2025 13-WeekPeriod Ended Sep. 27, 2025 13-WeekPeriod Ended Dec. 27, 2025 52- WeekPeriod Ended Dec. 27, 2025 Sales (GAAP) $ 19,598 $ 21,138 $ 21,148 $ 20,762 $ 82,646 Operating Income (GAAP) $ 681 $ 889 $ 800 $ 692 $ 3,062 Net earnings (GAAP) $ 401 $ 531 $ 476 $ 389 $ 1,797 Interest (GAAP) 149 166 172 173 660 Income taxes (GAAP) 122 186 124 121 553 Depreciation and amortization (GAAP) 238 234 233 240 945 EBITDA (Non-GAAP) $ 910 $ 1,117 $ 1,005 $ 923 $ 3,955 Certain Item adjustments: Impact of restructuring and transformational project costs (1) $ 49 $ 74 $ 54 $ 55 $ 232 Impact of acquisition-related costs 10 3 11 23 47 Impact of goodwill impairment - 92 - - 92 EBITDA adjusted for Certain Items (Non-GAAP) (2) $ 969 $ 1,286 $ 1,070 $ 1,001 $ 4,326 Other expense (income), net 9 6 28 9 52 Depreciation and amortization, as adjusted (Non-GAAP) (3) (205) (197) (200) (203) (805) Operating income adjusted for Certain Items (Non-GAAP) $ 773 $ 1,095 $ 898 $ 807 $ 3,573 Operating margin (GAAP) 3.5% 4.2% 3.8% 3.3% 3.7% EBITDA margin adjusted for Certain Items (Non-GAAP) 4.9% 6.1% 5.1% 4.8% 5.2% Additions to plant and equipment $ (199) $ (374) $ (160) $ (140) $ (873) Proceeds from sales of plant and equipment 3 45 24 78 150 Capex (Non-GAAP) $ (196) $ (329) $ (136) $ (62) $ (723) Free Cash Flow (Adj. EBITDA minus Capex, Non-GAAP) $ 773 $ 957 $ 934 $ 939 $ 3,603 Free Cash Flow Conversion (Free Cash Flow divided by Adj. EBITDA, Non-GAAP) 79.8% 74.4% 87.3% 93.8% 83.3% (1) Fiscal 2026 and fiscal 2025 include charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of supply chain transformation costs and changes to our business technology strategy, excluding charges related to accelerated depreciation. (2) In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $5 million or non-cash stock compensation expense of $33 million in Q2 fiscal 2026, interest income of $6 million or non-cash stock compensation expense of $31 million in Q1 fiscal 2026, interest income of $8 million or non-cash stock compensation expense of $19 million in Q4 fiscal 2025, and interest income of $7 million or non-cash stock compensation expense of $15 million in Q3 fiscal 2025. (3) Q2 fiscal 2026 includes $240 million in GAAP depreciation and amortization expense, less $37 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q1 fiscal 2026 includes $233 million in GAAP depreciation and amortization expense, less $33 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q4 fiscal 2025 includes $234 million in GAAP depreciation and amortization expense, less $37 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q3 fiscal 2025 includes $238 million in GAAP depreciation and amortization expense, less $33 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. 13-WeekPeriod Ended Mar. 29, 2025 13-WeekPeriod Ended Jun. 28, 2025 13-WeekPeriod Ended Sep. 27, 2025 13-WeekPeriod Ended Dec. 27, 2025 52- WeekPeriod Ended Dec. 27, 2025 Sales (GAAP) $ 19,598 $ 21,138 $ 21,148 $ 20,762 $ 82,646 Operating Income (GAAP) $ 681 $ 889 $ 800 $ 692 $ 3,062 Net earnings (GAAP) $ 401 $ 531 $ 476 $ 389 $ 1,797 Interest (GAAP) 149 166 172 173 660 Income taxes (GAAP) 122 186 124 121 553 Depreciation and amortization (GAAP) 238 234 233 240 945 EBITDA (Non-GAAP) $ 910 $ 1,117 $ 1,005 $ 923 $ 3,955 Certain Item adjustments: Impact of restructuring and transformational project costs (1) $ 49 $ 74 $ 54 $ 55 $ 232 Impact of acquisition-related costs 10 3 11 23 47 Impact of goodwill impairment - 92 - - 92 EBITDA adjusted for Certain Items (Non-GAAP) (2) $ 969 $ 1,286 $ 1,070 $ 1,001 $ 4,326 Other expense (income), net 9 6 28 9 52 Depreciation and amortization, as adjusted (Non-GAAP) (3) (205) (197) (200) (203) (805) Operating income adjusted for Certain Items (Non-GAAP) $ 773 $ 1,095 $ 898 $ 807 $ 3,573 Operating margin (GAAP) 3.5% 4.2% 3.8% 3.3% 3.7% EBITDA margin adjusted for Certain Items (Non-GAAP) 4.9% 6.1% 5.1% 4.8% 5.2% Additions to plant and equipment $ (199) $ (374) $ (160) $ (140) $ (873) Proceeds from sales of plant and equipment 3 45 24 78 150 Capex (Non-GAAP) $ (196) $ (329) $ (136) $ (62) $ (723) Free Cash Flow (Adj. EBITDA minus Capex, Non-GAAP) $ 773 $ 957 $ 934 $ 939 $ 3,603 Free Cash Flow Conversion (Free Cash Flow divided by Adj. EBITDA, Non-GAAP) 79.8% 74.4% 87.3% 93.8% 83.3% (1) Fiscal 2026 and fiscal 2025 include charges related to restructuring and severance, as well as various transformation initiative costs, primarily consisting of supply chain transformation costs and changes to our business technology strategy, excluding charges related to accelerated depreciation. (2) In arriving at adjusted EBITDA, Sysco does not adjust out interest income of $5 million or non-cash stock compensation expense of $33 million in Q2 fiscal 2026, interest income of $6 million or non-cash stock compensation expense of $31 million in Q1 fiscal 2026, interest income of $8 million or non-cash stock compensation expense of $19 million in Q4 fiscal 2025, and interest income of $7 million or non-cash stock compensation expense of $15 million in Q3 fiscal 2025. (3) Q2 fiscal 2026 includes $240 million in GAAP depreciation and amortization expense, less $37 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q1 fiscal 2026 includes $233 million in GAAP depreciation and amortization expense, less $33 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q4 fiscal 2025 includes $234 million in GAAP depreciation and amortization expense, less $37 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. Q3 fiscal 2025 includes $238 million in GAAP depreciation and amortization expense, less $33 million of Non-GAAP depreciation and amortization expense primarily related to acquisitions. 38

39

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco Corporation (“Sysco”) and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Jetro Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

This communication may include certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), including free cash flow, that we believe provide important perspective with respect to underlying business trends. Non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Management believes that adjusting GAAP metrics to remove certain specified items provides an important perspective with respect to our underlying business trends and results. Non-GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year-over-year basis. Non-GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco will cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.